Stephen J. Cosgrove Vice President Corporate Controller	One Johnson & Johnson Plaza New Brunswick, NJ 08933

July 11, 2014

Via EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Johnson & Johnson
Form 10-K for the Fiscal Year Ended December 29, 2013
Filed February 21, 2014
File No. 001-03215

Dear Mr. Rosenberg:

Johnson & Johnson (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 16, 2014, with respect to Johnson & Johnson’s Form 10-K filed with the Commission on February 21, 2014 for the fiscal year ended December 29, 2013 (the “Form 10-K”) (SEC File No. 001-03215).

This letter expands upon the Company’s previous response dated May 14, 2014 and the telephone discussion on June 18, 2014 with Ms. Lisa Vanjoske, Assistant Chief Accountant, and Ms. Christine Allen Torney, Staff Accountant.

Set forth below is the heading and text of the comment followed by our response:
Exhibit 13
Notes to Consolidated Financial Statements
19. Selected Quarterly Financial Data, page 50

•
Your response to comment 2 did not fully explain how you determined the pre-tax amount required to be recognized in each quarter and why such amounts were not required to be recognized in an earlier period. Please provide to us your computation of the pre-tax amounts included in the total net litigation expense of $391 million, $308 million, $720 million and $227 million in each of the four quarters in 2013 disaggregated by matter. Tell us the pre-tax amount that was recorded in each quarter of all years related to each product liability matter with charges recognized in 2013, that is, the timeline of accounting for expense recognized for each major product liability matter with expenses in 2013. Tell us if you recognized any product liability expenses in the first quarter of 2014.

Response:

•
The pre-tax amounts included in total net litigation expense were $529 million, $375 million, $872 million and $506 million in the first, second, third and fourth quarters of 2013, respectively. Of these amounts, $345 million, $361 million, $844 million and $418 million related specifically to product liability in the first, second, third and fourth quarters of 2013, respectively. The balance of the amounts related to various other litigation matters. Individual product liability matters are aggregated, as disaggregating matters could put the Company in a disadvantageous position in settlement negotiations. The Company’s single largest product liability matter in 2013 was related to projected claims on certain metal-on-metal hip replacement products, the ASRTM and ASRTM XL Hip (“ASRTM Hip”).

•
The quarterly accruals and adjustments described above were recorded in the respective quarters based on the information available at the time. Amounts accrued for legal contingencies often result from a complex series of judgments about future events and uncertainties that rely heavily on estimates and assumptions. In particular, the product liability accruals represent projected product liability claims for thousands of claimants in approximately 55 countries around the world, each in different litigation environments and with different fact patterns. As described in the Company’s letter of May 14, 2014, each quarter, the expense recorded represents the Company’s best estimate of liability based on information available at the time. Amounts accrued for product liability matters were adjusted in each quarter of 2013 as new information from various third-party sources around the world became available, enabling the Company to better estimate the number of projected claimants. Additionally, accruals were adjusted as settlement negotiations progressed and as new, actual settlements occurred, allowing for more accurate estimates of the total estimated product liabilities. The Company’s product liability accruals are recorded in accordance with ASC-450-20-25.

•
Total product liability pre-tax charges, in excess of recurring periodic self-insurance expense, recorded in prior periods for all product liability issues with charges recognized in 2013 were $2,474 million. The first of these charges, $455 million, was recorded in the fourth quarter of 2010, then $30 million in the first quarter of 2011, $48 million in the second quarter of 2011, $1,381 million in the fourth quarter of 2011, $89 million in the third quarter of 2012 and $471 million in the fourth quarter of 2012. Again, these accruals represent projected product liability claims for thousands of claimants in approximately 55 countries around the world, each in different litigation environments and with different fact patterns. Quarterly accrual amounts were recorded when new information in each market became available, when the projected number of claimants was revised due to updated information received in the quarter and when actual settlements occurred or settlement negotiations progressed. For example, in the fourth quarter of 2011, as reported in the Company’s Annual Report on Form 10-K for 2011, the Company increased its accruals for the ASRTM Hip product liability after the Company completed an analysis of new information, including the number of expected claims, recently updated revision rates of the recalled products and product liability expense per case.

•
There were no product liability expenses in excess of recurring periodic self-insurance expense recognized in the first quarter of 2014. However, accruals may be increased or reduced in subsequent quarters depending on how the facts and circumstances develop.

As requested, we acknowledge that:

•	Johnson & Johnson is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	Johnson & Johnson may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 732-524-1307 with any questions or comments you may have.

Sincerely, /s/ Stephen J. Cosgrove Vice President Corporate Controller Chief Accounting Officer

C: Dominic J. Caruso